TAHOE TO DEVELOP COMPREHENSIVE INDIGENOUS PEOPLES POLICY IN 2018

VANCOUVER, British Columbia – February 13, 2018 – Tahoe Resources Inc. ("Tahoe" or the "Company") (TSX: THO, NYSE: TAHO) today announced its commitment to develop a comprehensive Indigenous Peoples Policy in 2018 that will formalize and further enhance the Company’s approach to engagement of indigenous people across its operations.

This commitment follows Tahoe’s announcement last week of its participation in the United Nations Global Compact (“UNGC”).  As a participant in UNGC, Tahoe is undertaking a review of its policies and practices to ensure alignment with the UNGC’s 10 principles on human rights, labor, environment and anti-corruption. The Indigenous Peoples Policy will serve to enhance the Company’s existing Human Rights Policy that advocates respect for the rights of all peoples, including indigenous. It will reflect Tahoe’s commitment to and the UNGC’s emphasis on human rights and responsible practices, and will endeavor to encompass the specific and collective rights of indigenous groups.

“We understand the importance of respecting the indigenous individuals and communities in the areas in and around our operations. In conjunction with formalizing an Indigenous Peoples Policy, we are working to take a more proactive approach to improving key relationships with indigenous peoples near our operations,” said Ron Clayton, President and CEO of Tahoe. “It is in this spirit that Tahoe wishes to clarify and specifically acknowledge the presence and importance of the indigenous peoples located in the communities near Escobal, particularly the Xinka. We are focused on finding a way to work constructively with the Xinka communities and other indigenous groups across the region. Tahoe respects the rights, customs and cultural heritage of all indigenous peoples, and we are committed to engagement and dialogue in all regions of our operations for the mutual benefit of everyone.”

The Indigenous Peoples Policy will provide a framework for facilitating honest, transparent dialogue between the Company and indigenous peoples that fosters understanding of perspectives, cultures, and goals, with the aim of creating positive outcomes, such as agreements to help communities manage any impacts and receive direct social benefit from mining activities. Tahoe will take a participatory approach to developing the Indigenous Peoples Policy to ensure feedback from indigenous populations near our operations in Guatemala, Peru and Canada.

For additional information regarding Tahoe’s commitment to responsible business practice, please see Social Responsibility at Tahoe Resources: http://www.tahoeresources.com/social-responsibility/

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812